                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                                  Annual Report
        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

/x/    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
       1934

For the Fiscal year ended December 31, 1998

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 0-7849

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  W.R. Berkley Corporation Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  W. R. Berkley Corporation
                  165 Mason Street
                  Greenwich, CT  06836-2518

                  W. R. Berkley Corporation Profit Sharing Plan

                          Index to Financial Statements

                                                                                          Page(s)
Independent Auditors' Report                                                                    3

Statements of Net Assets Available for Plan Participants as of December 31, 1998
and 1997                                                                                        4

Statements of Changes in Net Assets Available for Plan Participants for each
of the years in the three-year period ended December 31, 1998                                                             5

Notes to Financial Statements                                                                   6

Schedule I - Investments  (1)

Schedule II - Fund Information for the Statements of Net Assets Available for
       Plan Participants as of December 31, 1998 and 1997                                 18 - 19

Schedule III - Fund Information for the Statements of Changes in Net Assets
       Available for Plan Participants for the two years ended December 31, 1998          20 - 21



(1) Included in the notes to the financial statements (Item 27a - Schedule of Assets Held for Investment Purposes)

                          Independent Auditors' Report

The Plan Trustees and Plan Participants
W.R. Berkley Corporation Profit Sharing Plan:

We have audited the accompanying financial statements of the W.R. Berkley Corporation Profit Sharing Plan (the "Plan") as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan participants for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of fund information for the statements of net assets available for plan participants and fund information for the statements of changes in net assets available for plan participants, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

New York, New York
April 9, 1999

                  W.R. Berkley Corporation Profit Sharing Plan

            Statements of Net Assets Available for Plan Participants

                           December 31, 1998 and 1997

                                                                              1998               1997
                                                                          ------------       ------------
Assets:
Investments, at fair value (cost $129,010,001 and $108,853,991) ...       $142,823,109       $112,096,961
Employer contributions receivable .................................          8,523,575          8,074,640
Employee contributions receivable .................................             76,149             17,014
Participant loans .................................................          3,723,453          3,056,556
                                                                          ------------       ------------
Net assets available for plan participants ........................       $155,146,286       $123,245,171
                                                                          ============       ============


See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan

       Statements of Changes in Net Assets Available for Plan Participants

                  Years ended December 31, 1998, 1997 and 1996


                                                                        1998                 1997                 1996
                                                                    -------------        -------------        -------------
Net assets available for plan participants, beginning of year       $ 123,245,171        $  84,228,229        $  65,532,912
                                                                    -------------        -------------        -------------

Additions:
Employer contributions                                                  8,522,536            8,078,674            6,790,170
Employee contributions                                                  8,809,239            7,118,722            5,713,235
Rollover and reinstatement contributions                                2,542,001            2,046,981            2,247,234
Interest and dividend income                                            8,426,807            6,526,662            3,436,395
Loan interest                                                             269,580              196,307               73,386
Net appreciation in fair value of investments                          11,947,000           10,998,372            3,844,594
Signet Star asset transfer into Plan                                           --            8,798,389                   --
Other                                                                     (21,790)            (248,473)              74,450
                                                                    -------------        -------------        -------------
                                                                       40,495,373           43,515,634           22,179,464
                                                                    -------------        -------------        -------------
Deductions:
Payments to participants                                               (8,594,258)          (4,498,692)          (3,484,147)
                                                                    -------------        -------------        -------------

Net increase                                                           31,901,115           39,016,942           18,695,317
                                                                    -------------        -------------        -------------

Net assets available for plan participants, end of year             $ 155,146,286        $ 123,245,171        $  84,228,229
                                                                    =============        =============        =============


See accompanying notes to financial statements.

                  W.R. Berkley Corporation Profit Sharing Plan
                          Notes to Financial Statements

(1)    Plan Description

       The following brief description of the W.R. Berkley Corporation (the "Company") Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and was established for the benefit of eligible employees of the Company and participating subsidiaries. The Plan was established as of January 1, 1973 and amended and restated as of January 1, 1994 to reflect the change in tax laws and restated as of January 1, 1995 to reflect changes in investment elections. The Plan was further restated as of January 1, 1998 to reflect changes in the tax law and the merger of Signet Star Holdings, Inc. Profit Sharing Plan into the Plan. In March 1999, the Plan was amended to provide for full and immediate vesting of the Plan participation accounts of employees whose employment is involuntarily terminated without cause in connection with the restructuring of certain subsidiaries of the Company. The major provisions of the Plan include:
       (i) the minimum annual employer contribution is 5% of eligible compensation; (ii) employer contributions are made on an annual basis;
       (iii) a Company 401(k) Savings Account was established in conjunction with the Profit Sharing Plan, whereby a minimum of 40% of the employer contribution to the Plan is allocated to the Company 401(k) account; and
       (iv) employees may elect to make voluntary tax-deferred contributions up to 16% of eligible compensation, subject to certain limitations, to the Employee 401(k) account. As of December 31, 1998, there were approximately 3,946 participants in the Plan.

       Participants are 100% vested in their Employee 401(k) voluntary contributions as well as the employer contribution to their Company 401(k) account. Vesting in the portion of the employer contribution that is not allocated to the Company 401(k) account occurs at the rate of 20% per year beginning after three years of continuous employment and participation in the Plan. However, in the event of death, disability or retirement, in accordance with the provisions of the Plan, the participant becomes 100% vested. Distributions from the Plan are made in a lump sum or in annual installments, not to exceed 15 years.

       Effective July 1, 1997, Fidelity Investments ("Fidelity") was appointed by the Profit Sharing Finance Committee as the trustee, custodian and record keeper for the Plan, replacing Fleet Investment Management ("Fleet"). In conjunction with the change, participants are now allowed to direct the investment of prior and future contributions among eighteen investment funds maintained by Fidelity, as opposed to eight investment funds under Fleet. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan. Participants are responsible for directing the investment of the their respective accounts. The account of each participant is valued on a daily basis. The fair value of the investment funds is based upon the respective fund's closing net asset value, except for the W. R. Berkley Corporation Common Stock Fund, which is described in footnote 2b. In calculating net asset value, investments are valued by Fidelity and Fleet based on their market values, but when market quotations are not readily available, investments are valued based on fair value as determined in good faith in accordance with procedures established by the Trustee. Bonds and other fixed income securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the market value of such securities. The prices provided by a pricing service might be determined without regard to bid or last sale prices of each security but take into account institutional size transactions in similar groups of securities as well as any developments relating to specific securities.

       Additionally effective on July 1, 1997, the Signet Star Holdings, Inc. Profit Sharing Plan ("Signet Star Plan") was merged into the Plan. Each participating employee in the Signet Star Plan became a participating employee in the Plan. Prior service under the Signet Star Plan prior to the merger was counted for eligibility and vesting under the Plan. Assets maintained in the Signet Star Plan were transferred to the Plan in July, 1997. The Signet Star Plan had assets of $8,613,501, net of participant loans of $184,888, on the date of transfer.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(1),   Continued

       Effective January 1, 1996, the Plan allowed participants to borrow from their account. Participants may borrow up to 50% of their vested account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the participant's account. A participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. The loans are valued at their outstanding balance.

       The interest rate charged on the loan and repaid to the participant's account is determined by the Profit Sharing Plan Finance Committee and set for the duration of the loan. A participant may have two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. See Participant Loan Fund in footnote 2b for a description of the loan process.

(2a)   Summary of Significant Accounting Policies

       (i) The accompanying Statements of Net Assets Available for Plan Participants and Statements of Changes in Net Assets Available for Plan Participants present financial information of the Plan on an accrual basis.

       (ii) Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, will be paid from assets of, and applied against the investment performance of, the respective investment funds. General expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

       (iii) The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

(2b)     Description of Investments

         The following description of investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus. For a more complete description of these investments, refer to the respective fund prospectus.

         The Plan consisted of eighteen funds in 1998, as follows:

              Fidelity Retirement Money Market Portfolio
              PIMCO Low Duration - Administrative
              PIMCO Total Return - Administrative
              Fidelity Equity - Income Fund
              Fidelity Contrafund
              Fidelity Magellan(R)Fund
              Janus Mercury Fund
              Fidelity Diversified International Fund
              Fidelity Asset Manager(TM)
              Fidelity Government Securities Fund
              Fidelity Intermediate Bond Fund
              Fidelity Puritan(R)Fund
              Spartan(R)U.S. Equity Index Fund
              Fidelity Growth Company Fund
              MAS Value Portfolio
              Fidelity Overseas Fund
              Janus Worldwide Fund
              W.R. Berkley Common Stock Fund

         Prior to July 1, 1997 the Plan was managed by Fleet and consisted of seven investment funds as follows:

                           Galaxy Money Market Fund
                           Galaxy Large Company Index Fund
                           Fidelity Advisor Intermediate Bond Fund
                           Fidelity Advisor Growth Opportunities Fund
                           Fidelity Advisor Income & Growth Fund
                           Fidelity Advisor Overseas Fund
                           Fidelity Advisor Government Investment Fund

         The following description of Fidelity investments, except for the W.R. Berkley Corporation Common Stock Fund, has been derived from the fund prospectus. For a more complete description of these investments, refer to the respective fund prospectus.

              FIDELITY RETIREMENT MONEY MARKET PORTFOLIO. Fidelity Retirement Money Market Portfolio is a money market fund, which seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high quality, short-term money market securities of U.S. and foreign issuers. While the portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the portfolio is not insured or guaranteed by the U.S. government. The portfolio's yield will fluctuate. The portfolio is a relatively conservative, low-risk investment. Fidelity Management Research Company is the investment manager of the portfolio.

              PIMCO LOW DURATION - ADMINISTRATIVE. PIMCO Low Duration Fund (Administrative Class) is an income mutual fund. It tries to provide high current income by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. Most investments are in short and intermediate maturity bonds. The fund maintains an average portfolio duration of 1 to 3 years (approximately equal to an average maturity of 2 to 5 years). Share price, yield and return will vary. The fund is managed by Pacific Investment Management Company and distributed by PIMCO Advisors Distribution Company.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              PIMCO TOTAL RETURN - ADMINISTRATIVE. PIMCO Total Return Fund (Administrative Class) is an income mutual fund. It tries to provide high total return that exceeds general bond market indices by investing in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of 3 to 6 years (approximately equal to an average maturity of 5 to 12 years), investments may also include short and long maturity bonds. Share price, yield and return will vary. The fund is managed by Pacific Investment Management Company and distributed by PIMCO Advisors Distribution Company.

              FIDELITY EQUITY - INCOME FUND. Fidelity Equity-Income Fund is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities. Dividend amounts will vary. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY CONTRAFUND. Fidelity Contrafund is a growth fund. It seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in domestic and foreign common stocks and stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation. Investing in under valued or out of favor stocks can lead to investments in small companies which are not well known. The stock of small companies may be subject to more frequent and greater price changes than other companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY MAGELLAN(R) FUND. Fidelity Magellan(R) Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              JANUS MERCURY FUND. Janus Mercury fund is a growth mutual fund. It tries to increase the value of the buyers investment over the long term through capital growth by investing primarily in common stocks of companies of any size, which may include larger well-established companies and/or smaller emerging growth companies, both domestic and abroad. Investments in emerging growth companies may be subject to more abrupt price changes than investments in larger, well established companies. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments. Share price and return will vary. The fund is managed by Janus and distributed by Janus Distributors, Inc.

              FIDELITY DIVERSIFIED INTERNATIONAL FUND. Fidelity Diversified International Fund is an international fund. It seeks capital growth by investing primarily in equity securities of companies located anywhere outside the U.S. that are included in the Morgan Stanley EAFE (Europe, Australia, Far East) Index. In selecting investments for the fund, the manager relies on computer-aided quantitative analysis supported by fundamental research. The fund seeks to generate more capital growth than that of the EAFE Index. It is important to remember that foreign investments pose greater risks and potential rewards than U.S. investments. The risks include political as well as the risk of currency fluctuations. Share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),   Continued

              FIDELITY ASSET MANAGER(TM). Fidelity Asset Manager(TM) is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign (which involve greater risks) stocks, bonds and short-term and money market instruments. The fund may gradually shift its assets among and across these groups, within defined ranges, based on the current outlook of the various markets. The fund can allocate its assets within the following investment parameters: 30-70% in stocks, 20-60% in bonds, and 0-50% in short-term/money market class. Dividend amounts will vary. Share price, yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY GOVERNMENT SECURITIES FUND. Fidelity Government Securities Fund is an income fund. It seeks a high level of current income consistent with preservation of principal. The fund invests primarily in securities issued by the U.S. government agencies or instrumentalities. Neither an investment in the fund nor the market value of government securities is insured or guaranteed by the U.S. government. The fund limits its investments to those U.S. government securities and interests in U.S. government securities whose interest is exempt from state and local income tax. The fund my shift its maturity in response to anticipated changes in interest rates. The fund's share price, yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY INTERMEDIATE BOND FUND. Fidelity Intermediate Bond Fund is an income fund. It seeks a high current income by investing primarily in investment-grade fixed-income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The fund's dollar-weighted average maturity ranges between 3 and 10 years. The fund's share price, yield and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY PURITAN(R) FUND. Fidelity Puritan(R) Fund is a growth and income fund. It seeks a much income as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality high-yield debt securities. Dividend amounts will vary. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              SPARTAN(R) U.S. EQUITY INDEX FUND. Spartan(R) U.S. Equity Index Fund is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index. The fund's manager focuses on duplicating the performance and composition of the Index versus a strategy of selecting attractive stocks. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              FIDELITY GROWTH COMPANY FUND. Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential though growth is most often sought in smaller, less well-known companies in emerging areas of the economy. The stocks of small companies often involve more risk that those of larger companies. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),   Continued

              MAS VALUE PORTFOLIO. MAS Value Portfolio Adviser Class is a value-oriented growth and income mutual fund. It tries to increase the value of your investment over the long term by investing mostly in common stocks of large undervalued companies with potential for growth in stock price. Investments are spread out across different kinds of companies and industries. Share price and return will vary. The portfolio is managed by Miller Anderson & Sherred, LLP and distributed by MAS Fund Distribution, Inc.

              FIDELITY OVERSEAS FUND. Fidelity Overseas Fund is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America. It is important to remember that foreign investments pose greater risks and potential rewards than U.S. investments. The risks include political and economic uncertainties of foreign countries as well as the risk of currency fluctuations. The fund's share price and return will fluctuate. Fidelity Investments is the investment manager of the fund.

              JANUS WORLDWIDE FUND. Janus Worldwide Fund is a growth mutual fund that invests globally. It tries to increase the value of the buyers investment over the long term through capital growth and investing primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The fund normally invests in issuers from at least five different countries, including the U.S.; however, the fund may at times invest in fewer that five countries or even a single country. Share price and return will vary. The fund is managed by Janus Capital and distributed by Janus Distributors, Inc.

              W. R. BERKLEY CORPORATION COMMON STOCK FUND. The fund is invested primarily in shares of common stock of W. R. Berkley Corporation ("Common Stock"), but is also invested in a minimal amount of short-term liquid investments so as to facilitate exchanges into and out of the fund and participant distribution and withdrawal requests. The total number of shares of Common Stock available under the Plan is two million. The Trustee may purchase Common Stock for this fund either on the open market or from W. R. Berkley Corporation. However, any purchases from W. R. Berkley Corporation are limited to shares of Common Stock which are held by W. R. Berkley Corporation as treasury stock. Each participant's proportionate interest in the Common Stock fund will be measured in units of participation, rather than shares of Common Stock. These units represent a proportionate interest in all assets of the fund, which includes Common Stock, short-term investments and at times receivables for dividends, if any, and stock sold. A net asset value (NAV) per unit of participation will be determined on a daily basis. In determining the NAV, the value of the Common Stock will be based on the 4:00 p.m. closing price of the National Market System of the National Association of Securities Dealers Automated Quotation System (NASDAQ) or, if not available, the latest available price reported by the principal national securities exchange on which the Common Stock is traded. The NAV will be adjusted by dividends paid on Common Stock, interest on short-term investments held in the fund and expenses of the fund.

              Plan participants have voting, tender and similar rights with respect to the equivalent shares of Common Stock credited to their interest in the Common Stock fund. Because of the non-diversified nature of this fund, investing in this fund involves a greater element of risk than the other available funds. Dividends are reinvested in the fund.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              PARTICIPANT LOAN FUND

              The participant loan fund is comprised of balances due from participants who have outstanding loans. Loans are repaid at principal plus interest at the prime rate of interest in effect at the issuance of the loan. For 1998, the rate was 8.50% for the first three quarters and 8.25% for the fourth quarter.

         The following description of Fleet investments has been derived from the fund prospectus.

              GALAXY MONEY MARKET FUND

              Investments in the Galaxy Money Market Fund include obligations of domestic and foreign banks (including negotiable certificates of deposit, nonnegotiable time deposits, savings deposits and bankers' acceptances); commercial paper (including variable and floating rate notes); obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and repurchase agreements issued by financial institutions such as banks and broker/dealers. These instruments have remaining maturities of one year or less (except for certain variable and floating rate notes and securities underlying certain repurchase agreements).

              GALAXY LARGE COMPANY INDEX FUND

              Normally, the Galaxy Large Company Index Fund will hold all 500 stocks in the S&P 500 and will hold each stock in approximately the same percentage as it is represented in the S&P 500.

              FIDELITY ADVISOR INTERMEDIATE BOND FUND

              Under normal circumstances, the Fidelity Advisor Intermediate Bond Fund (formerly the Limited Term Bond Fund) will invest in fixed-income securities as follows:

              (i) Corporate obligations which are rated AAA, AA, or A by S&P, or Aaa, Aa, or A by Moody's;

              (ii) Obligations issued or guaranteed as to interest and principal by the government of the U.S., or any agency or instrumentality thereof;

              (iii) Obligations (including certificates of deposit and bankers' acceptances) of U.S. banks which at the date of investment have capital gains, surplus and undivided profits (as of the date of their most recently published annual financial statements) in excess of $100,000,000;

              (iv) Commercial paper which at the date of investment is rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's or, if not rated, is issued by companies which at the date of investment have an outstanding debt issue rated AAA, AA, or A by S&P or Aaa, Aa, or A by Moody's; and

              (v) Such other fixed-income instruments as the Fund's Board of Trustees, in its judgment, deems to be of comparable quality to those enumerated above.

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

              Under normal circumstances, at least 65% of the Fidelity Advisor Growth Opportunities Fund's total assets will be invested in securities of companies that have long-term growth potential. Growth can be considered either appreciation of the security itself or growth of the company's earnings or gross sales. Accordingly, these securities will often pay little, if any, income, which will be entirely incidental to the objective of capital growth.

              The Fund also has the ability to purchase other securities, such as preferred stock and bonds that may produce capital growth. Securities may be of all types or quality. The Fund may invest in lower-quality, high-yielding debt securities (sometimes referred to as "junk bonds"), although it intends to limit its investments in these securities to 35% of its assets.

              The Fund may purchase foreign investments of all types without limitation and may enter into foreign forward currency exchange contracts. The Fund may purchase or engage in indexed securities, illiquid investments, loans and other direct debt instruments, options and futures contracts, repurchase agreements and securities loans, restricted securities, reverse repurchase agreements, swap agreements and warrants.

              The Fund may make substantial temporary investments in high-quality debt securities and money market instruments, including commercial paper, obligations of banks of the U.S. government and repurchase agreements, for defensive purposes when economic or market conditions warrant.

              FIDELITY ADVISOR INCOME & GROWTH FUND

              The Fidelity Advisor Income & Growth Fund invests in equity securities, fixed-income securities and convertible securities, as well as preferred and common stocks paying any combination of dividends and capital gains. The Fund also may buy securities that are not providing dividends but offer prospects for growth of capital or future income. The proportion of the Fund's assets invested in each type of security will vary from time to time in accordance with economic conditions.

              FIDELITY ADVISOR OVERSEAS FUND

              Normally, at least 65% of the Fidelity Advisor Overseas Fund's total assets will be invested in securities of issuers from at least three different countries outside of North America. The Fund expects to invest most of its assets in securities of issuers located in developed countries in these general geographic areas:
              The Americas (other than the U.S.); the Far East and the Pacific Basin; and Western Europe. In determining whether a company's or organization's principal activities are in a particular region, such factors as the location of assets, personnel, sales and earnings are considered.

              FIDELITY ADVISOR GOVERNMENT INVESTMENT FUND

              The Fidelity Advisor Government Investment Fund invests primarily in obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities (U.S. government securities), including U.S. Treasury bonds, notes and bills, Government National Mortgage Association mortgage-backed pass-through certificates (Ginnie Maes) and mortgage backed securities issued by the Federal National Mortgage Association (Fannie Maes) or the Federal Home Loan Mortgage Corporation (Freddie Macs).

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(2),     Continued

              FIDELITY ADVISOR GOVERNMENT INVESTMENT FUND CONTINUED

              The Fund's investments in U.S. government securities may or may not be fully backed by the U.S. Government. The Fund may enter into repurchase agreements involving any securities in which it may invest and also may enter into reverse repurchase agreements. The Fund considers "government securities" to include U.S. Government securities subject to repurchase agreements. The Fund is not restricted as to the percentage of its assets.

       (c)    Plan Distributions

              Distributions to terminated participants are based upon the closing price on the date the participant requests the distribution from Fidelity. Withdrawals to active participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity. Prior to July 1, 1997, distributions to terminated participants were made by Fleet based upon the participant's account balance following the end of the month in which the participant terminated. Monthly withdrawals to active participants were based upon the valuation date prior to the request for withdrawal.

       (d)    Plan Contributions

              The Board of Directors of each participating subsidiary approves contributions to the Plan. The employer's cash contributions aggregated $8,522,536, $8,074,640 and $6,747,820, respectively, for the years ended December 31, 1998, 1997 and 1996, respectively.


(3)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Upon termination of the Plan, all amounts credited to the participants become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the participants in accordance with the value of each participant's account on the date of such termination.

(4)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(5)    Investments

       Investments as of December 31, 1998 and 1997 consisted of the following:

                                                                                                                     Fair
         Units           December 31, 1998                                                       Cost               Value
         -----           -----------------                                                       ----               -----
          970,810        Fidelity Puritan Fund                                               $ 18,770,389       $ 19,484,164
           43,169        Fidelity Magellan Fund                                                 4,289,273          5,215,702
          715,282        Fidelity Contrafund                                                   34,170,521         40,620,866
           84,543        Fidelity Equity Income Fund                                            4,404,044          4,696,360
           62,387        Fidelity Growth Company Fund                                           2,896,857          3,183,009
          622,561        Fidelity Intermediate Bond Fund                                        6,280,533          6,393,705
          576,040        Fidelity Government Securities Fund                                    5,624,133          5,841,045
          132,268        Fidelity Overseas Fund                                                 4,726,926          4,758,994
          122,277        Fidelity Asset Manager Fund                                            2,206,586          2,126,402
           27,341        Fidelity Diversified International Fund                                  471,648            484,475
       15,333,361        Fidelity Retirement Money Market Portfolio                            15,333,361         15,333,361
          397,346        Spartan US Equity Index Fund                                          13,609,431         17,467,325
           71,530        Janus Worldwide Fund                                                   2,991,915          3,387,643
           77,424        PIMCO Total Return Administrative Fund                                   828,327            816,047
          123,860        Janus Mercury Fund                                                     2,614,378          2,986,276
           51,595        MAS Value Portfolio                                                      923,990            744,514
           34,308        PIMCO Low Duration Administrative Fund                                   349,120            348,914
          857,419        W.R. Berkley Common Stock Fund                                         8,518,569          8,934,307
                                                                                             ------------       ------------
                              Subtotal                                                        129,010,001        142,823,109
              745        Participant Loan Fund                                                  3,723,453          3,723,453
                                                                                             ------------       ------------

                                           Total                                             $132,733,454       $146,546,562
                                                                                             ============       ============

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(6),   Continued

                                                                                                                     Fair
         Units           December 31, 1997                                                       Cost               Value
         -----           -----------------                                                       ----               -----
          854,971        Fidelity Puritan Fund                                               $ 16,525,715       $ 16,569,346
           29,229        Fidelity Magellan Fund                                                 2,738,063          2,784,665
          695,316        Fidelity Contrafund                                                   32,176,844         32,422,568
           67,853        Fidelity Equity Income Fund                                            3,422,706          3,556,144
           65,550        Fidelity Growth Company Fund                                           3,007,237          2,839,622
          509,808        Fidelity Intermediate Bond Fund                                        5,113,122          5,184,752
          454,127        Fidelity Government Securities Fund                                    4,370,662          4,500,402
          142,218        Fidelity Overseas Fund                                                 5,065,141          4,627,785
           97,734        Fidelity Asset Manager Fund                                            1,772,234          1,793,427
           12,073        Fidelity Diversified International Fund                                  203,124            194,733
       14,070,408        Fidelity Retirement Money Market Portfolio                            14,070,408         14,070,408
          354,699        Spartan US Equity Index Fund                                          11,535,338         12,407,362
           48,657        Janus Worldwide Fund                                                   1,968,973          1,838,254
           29,379        PIMCO Total Return Administrative Fund                                   314,179            311,417
           18,378        Janus Mercury Fund                                                       335,345            303,236
           38,759        MAS Value Portfolio                                                      755,911            693,005
            8,964        PIMCO Low Duration Administrative Fund                                    91,306             91,339
          592,841        W.R. Berkley Common Stock Fund                                         5,387,683          7,908,496
                                                                                             ------------       ------------
                              Subtotal                                                        108,853,991        112,096,961
              577        Participant Loan Fund                                                  3,056,556          3,056,556
                                                                                             ------------       ------------

                                           Total                                             $111,910,547       $115,153,517
                                                                                             ============       ============

                  W.R. Berkley Corporation Profit Sharing Plan
                    Notes to Financial Statements, Continued

(6),   Continued

       Net change in unrealized appreciation (depreciation) for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                                              1998                1997                1996
                                                                          ------------        ------------        ------------
       Fidelity Puritan Fund                                              $    670,144        $     43,631        $         --
       Fidelity Magellan Fund                                                  879,827              46,602                  --
       Fidelity Contrafund                                                   6,204,621             245,724                  --
       Fidelity Equity Income Fund                                             158,878             133,438                  --
       Fidelity Growth Company Fund                                            453,767            (167,615)                 --
       Fidelity Intermediate Bond Fund                                          41,542              71,630                  --
       Fidelity Government Securities Fund                                      87,172             129,740                  --
       Fidelity Overseas Fund                                                  469,424            (437,356)                 --
       Fidelity Asset Manager Fund                                            (101,377)             21,193                  --
       Fidelity Diversified International Fund                                  21,218              (8,391)                 --
       Spartan US Equity Index Fund                                          2,985,870             872,024                  --
       Janus Worldwide Fund                                                    526,447            (130,719)                 --
       PIMCO Total Return Administrative Fund                                   (9,518)             (2,762)                 --
       Janus Mercury Fund                                                      404,007             (32,109)                 --
       MAS Value Portfolio                                                    (116,570)            (62,906)                 --
       PIMCO Low Duration Administrative Fund                                     (239)                 33                  --
       W.R. Berkley Corporation Common Stock Fund                           (2,105,075)          1,559,017            (244,930)
       Galaxy Large Company Index Fund                                              --            (891,403)          1,003,892
       Fidelity Advisor Intermediate Bond Fund                                      --              64,696            (167,050)
       Fidelity Advisor Growth Opportunities Fund                                   --          (4,101,843)          1,964,457
       Fidelity Advisor Income and Growth Fund                                      --            (911,018)            473,661
       Fidelity Advisor Overseas Fund                                               --            (316,201)            193,331
       Fidelity Advisor Government Investment Fund                                  --               1,581            (179,330)
                                                                          ------------        ------------        ------------
       Total change in unrealized appreciation (depreciation)               10,570,138          (3,873,014)          3,044,031
                                                                          ============        ============        ============

       Total realized gains                                                  1,376,862          14,871,386             800,563
                                                                          ------------        ------------        ------------

       Net appreciation (depreciation) in fair value of investments       $ 11,947,000        $ 10,998,372        $  3,844,594
                                                                          ============        ============        ============



         A summary of 5% reportable transactions for 1998, (Item 27d - Schedule of Reportable Transactions) is as follows:

                           Fund                          Total           Total         Realized       Number of       Number of
                                                       Purchases         Sales           Gain         Purchases         Sales
                                                       ---------         -----           ----         ---------         -----
       W.R. Berkley Common Stock Fund                 $ 6,632,725     $ 3,692,081     $   190,241        242             202
       Fidelity Puritan Fund                          $ 5,948,279     $ 3,775,450     $    71,846        247             224
       Fidelity Contrafund                            $ 8,566,617     $ 7,167,283     $   594,343        250             230
       Fidelity Retirement Money Market Portfolio     $10,555,152     $ 9,292,199     $        --        248             226
       Spartan US Equity Index Fund                   $ 5,952,715     $ 4,240,746     $   362,123        241             204

                 W. R. Berkley Corporation Profit Sharing Plan
                               December 31, 1998


Schedule II - Fund Information for the Statement of Net Assets Available for Plan Participants

                                                                                              Fidelity       Fidelity
                  Account                        Fidelity       Fidelity                       Equity         Growth
                                                 Puritan        Magellan       Fidelity        Income         Company
                                                   Fund           Fund        Contrafund        Fund           Fund
                                                   ----           ----        ----------        ----           ----
Assets:
Investments                                    $ 19,484,164   $  5,215,702   $ 40,620,866   $  4,696,360   $  3,183,009
Employer contributions receivable                 1,012,898        452,277      1,813,293        372,075        273,456
Employee contributions receivable                     8,193          3,727         16,836          3,293          2,384
Participant loans                                        --             --             --             --             --
                                               ------------   ------------   ------------   ------------   ------------
  Net assets available for plan participants   $ 20,505,255   $  5,671,706   $ 42,450,995   $  5,071,728   $  3,458,849
                                               ============   ============   ============   ============   ============

                                                 Fidelity       Fidelity                      Fidelity       Fidelity
                  Account                      Intermediate    Government      Fidelity         Asset       Diversified
                                                   Bond        Securities      Overseas        Manager     International
                                                   Fund           Fund           Fund           Fund           Fund
                                                   ----           ----           ----           ----           ----
Assets:
Investments                                    $  6,393,705   $  5,841,045   $  4,758,994   $  2,126,402   $    484,475
Employer contributions receivable                   377,736        328,134        297,920        113,572         59,799
Employee contributions receivable                     2,535          2,136          2,894            826            636
Participant loans                                        --             --             --             --             --
                                               ------------   ------------   ------------   ------------   ------------
  Net assets available for plan participants   $  6,773,976   $  6,171,315   $  5,059,808   $  2,240,800   $    544,910
                                               ============   ============   ============   ============   ============

                                                 Fidelity        Spartan                     PIMCO Total
                  Account                       Retirement      US Equity        Janus         Return         Janus
                                                Money Mkt         Index        Worldwide   Administrative    Mercury
                                                Portfolio         Fund           Fund           Fund           Fund
                                                ---------         ----           ----           ----           ----
Assets:
Investments                                    $ 15,333,361   $ 17,467,325   $  3,387,643   $    816,047   $  2,986,276
Employer contributions receivable                 1,066,212        936,426        281,370         53,355        308,426
Employee contributions receivable                     3,462         10,710          3,320            253          3,867
Participant loans                                        --             --             --             --             --
                                               ------------   ------------   ------------   ------------   ------------
  Net assets available for plan participants   $ 16,403,035   $ 18,414,461   $  3,672,333   $    869,655   $  3,298,569
                                               ============   ============   ============   ============   ============

                                                                 PIMCO
                  Account                          MAS        Low Duration   W. R. Berkley   Participant
                                                  Value      Administrative  Common Stock       Loan
                                                Portfolio         Fund           Fund           Fund          Total
                                                ---------         ----           ----           ----          -----
Assets:
Investments                                    $    744,514   $    348,914   $  8,934,307   $         --   $142,823,109
Employer contributions receivable                    61,137         20,966        694,523             --      8,523,575
Employee contributions receivable                       836            384          9,857             --         76,149
Participant loans                                        --             --             --      3,723,453      3,723,453
                                               ------------   ------------   ------------   ------------   ------------
  Net assets available for plan participants   $    806,487   $    370,264   $  9,638,687   $  3,723,453   $155,146,286
                                               ============   ============   ============   ============   ============


For 1998 all investment elections were made by the participants

                 W. R. Berkley Corporation Profit Sharing Plan
                               December 31, 1997



Schedule II - Fund Information for the Statement of Net Assets Available for Plan Participants

                                                                                              Fidelity       Fidelity
                  Account                        Fidelity       Fidelity                       Equity         Growth
                                                 Puritan        Magellan       Fidelity        Income         Company
                                                   Fund           Fund        Contrafund        Fund           Fund
                                                   ----           ----        ----------        ----           ----
Assets:
Investments                                    $ 16,569,346   $ 2,784,665    $ 32,422,568   $ 3,556,144    $ 2,839,622
Employer contributions receivable                 1,091,345       232,150       2,073,891       284,170        213,045
Employee contributions receivable                     1,181         1,364           2,133         1,279          1,681
Participant loans                                         -             -               -             -              -
                                               ------------   -----------    ------------   -----------    -----------
  Net assets available for plan participants   $ 17,661,872   $ 3,018,179    $ 34,498,592   $ 3,841,593    $ 3,054,348
                                               ============   ===========    ============   ===========    ===========

                                                 Fidelity       Fidelity                      Fidelity       Fidelity
                  Account                      Intermediate    Government      Fidelity         Asset       Diversified
                                                   Bond        Securities      Overseas        Manager     International
                                                   Fund           Fund           Fund           Fund           Fund
                                                   ----           ----           ----           ----           ----
Assets:
Investments                                    $ 5,184,752    $ 4,500,402    $ 4,627,785    $ 1,793,427      $ 194,733
Employer contributions receivable                  405,785        306,189        382,463         98,080         41,935
Employee contributions receivable                    1,042            176            475            687          1,250
Participant loans                                        -              -              -              -              -
                                               -----------    -----------    -----------    -----------      ---------
  Net assets available for plan participants   $ 5,591,579    $ 4,806,767    $ 5,010,723    $ 1,892,194      $ 237,918
                                               ===========    ===========    ===========    ===========      =========

                                                 Fidelity        Spartan                     PIMCO Total
                  Account                       Retirement      US Equity        Janus         Return         Janus
                                                Money Mkt         Index        Worldwide   Administrative    Mercury
                                                Portfolio         Fund           Fund           Fund           Fund
                                                ---------         ----           ----           ----           ----
Assets:
Investments                                    $ 14,070,408   $ 12,407,362   $ 1,838,254      $ 311,417     $ 303,236
Employer contributions receivable                 1,129,327        844,815       148,103         25,074        32,005
Employee contributions receivable                     1,808          1,094         1,153             62           436
Participant loans                                         -              -             -              -             -
                                               ------------   ------------   -----------      ---------     ---------
  Net assets available for plan participants   $ 15,201,543   $ 13,253,271   $ 1,987,510      $ 336,553     $ 335,677
                                               ============   ============   ===========      =========     =========

                                                                 PIMCO
                  Account                          MAS        Low Duration   W. R. Berkley   Participant
                                                  Value      Administrative  Common Stock       Loan
                                                Portfolio         Fund           Fund           Fund          Total
                                                ---------         ----           ----           ----          -----
Assets:
Investments                                    $  693,005       $91,339      $  7,908,496   $         -    $ 112,096,961
Employer contributions receivable                  51,720         5,328           709,215             -        8,074,640
Employee contributions receivable                     218             -               975             -           17,014
Participant loans                                       -             -                 -     3,056,556        3,056,556
                                               ----------       -------      ------------   -----------    -------------
  Net assets available for plan participants   $  744,943       $96,667      $  8,618,686   $ 3,056,556    $ 123,245,171
                                               ==========       =======      ============   ===========    =============


For 1997 all investment elections were made by the participants.

                 W. R. Berkley Corporation Profit Sharing Plan
                               December 31, 1998


Schedule III - Fund Information for the Statement of Net Assets Available for Plan Participants


                                                                                                   Fidelity        Fidelity
                                                  Fidelity         Fidelity                         Equity          Growth
                                                  Puritan          Magellan       Fidelity          Income          Company
                                                    Fund             Fund        Contrafund          Fund            Fund
                                                    ----             ----        ----------          ----            ----
Net assets available as of 1/1/98               $ 17,661,872     $ 3,018,179     $34,498,592     $ 3,841,593     $ 3,054,348
                                                ------------     -----------     -----------     -----------     -----------
Additions:
Employer contribution                              1,012,631         452,277       1,813,043         372,075         273,456
Employee contribution                              1,043,681         454,378       1,991,168         479,857         356,755
Rollover and reinstatement contributions             160,369         232,409         116,437         296,451         130,178
Interest and dividend income                       2,002,715         233,133       3,000,397         265,600         224,210
Loan interest                                         33,325          12,004          78,016           8,827           7,510
Net appreciation (depreciation) in fair value        741,990         917,638       6,798,964         230,200         513,943
Other income (expense)                                (3,059)           (860)         (6,296)           (479)           (286)
                                                ------------     -----------     -----------     -----------     -----------
Total additions                                    4,991,652       2,300,979      13,791,729       1,652,531       1,505,766
                                                ------------     -----------     -----------     -----------     -----------

Deductions:
Payments to participants                          (1,169,664)       (325,481)     (2,209,441)       (132,123)       (253,290)

Loans:
Loan issuances                                      (261,391)       (112,741)       (562,978)        (77,769)        (43,558)
Loan repayments                                      152,234          41,466         314,170          39,870          22,771
                                                ------------     -----------     -----------     -----------     -----------
Net loans                                           (109,157)        (71,275)       (248,808)        (37,899)        (20,787)
                                                ------------     -----------     -----------     -----------     -----------

Total deductions                                  (1,278,821)       (396,756)     (2,458,249)       (170,022)       (274,077)
                                                ------------     -----------     -----------     -----------     -----------

Transfers between funds                             (869,448)        749,304      (3,381,077)       (252,374)       (827,188)
                                                ------------     -----------     -----------     -----------     -----------

Net increase (decrease)                            2,843,383       2,653,527       7,952,403       1,230,135         404,501

Net assets available as of 12/31/98             $ 20,505,255     $ 5,671,706     $42,450,995     $ 5,071,728     $ 3,458,849
                                                ------------     -----------     -----------     -----------     -----------

                                                  Fidelity        Fidelity                        Fidelity         Fidelity
                                                Intermediate     Government       Fidelity          Asset         Diversified
                                                    Bond         Securities       Overseas         Manager       International
                                                    Fund            Fund            Fund            Fund             Fund
                                                    ----            ----            ----            ----             ----
Net assets available as of 1/1/98               $ 5,591,579     $ 4,806,767     $ 5,010,723     $ 1,892,194       $ 237,918
                                                -----------     -----------     -----------     -----------       ---------
Additions:
Employer contribution                               377,189         328,134         297,921         113,572          59,799
Employee contribution                               371,308         276,301         358,199         130,980          88,132
Rollover and reinstatement contributions            124,958          85,805          30,872          79,019          41,560
Interest and dividend income                        352,341         308,835          92,646         381,358          18,204
Loan interest                                        10,914          13,088          11,326           4,479           1,051
Net appreciation (depreciation) in fair value        57,844         111,841         451,204         (92,617)         22,356
Other income (expense)                                 (778)           (931)           (794)           (139)            (71)
                                                -----------     -----------     -----------     -----------       ---------
Total additions                                   1,293,776       1,123,073       1,241,374         616,652         231,031
                                                -----------     -----------     -----------     -----------       ---------

Deductions:
Payments to participants                           (351,174)       (222,888)       (398,146)       (157,290)         (6,927)

Loans:
Loan issuances                                      (55,251)        (71,384)        (61,851)        (23,691)         (8,045)
Loan repayments                                      45,771          51,972          50,503           9,547           8,695
                                                -----------     -----------     -----------     -----------       ---------
Net loans                                            (9,480)        (19,412)        (11,348)        (14,144)            650
                                                -----------     -----------     -----------     -----------       ---------

Total deductions                                   (360,654)       (242,300)       (409,494)       (171,434)         (6,277)
                                                -----------     -----------     -----------     -----------       ---------

Transfers between funds                             249,275         483,775        (782,795)        (96,612)         82,238
                                                -----------     -----------     -----------     -----------       ---------

Net increase (decrease)                           1,182,397       1,364,548          49,085         348,606         306,992

Net assets available as of 12/31/98             $ 6,773,976     $ 6,171,315     $ 5,059,808     $ 2,240,800       $ 544,910
                                                -----------     -----------     -----------     -----------       ---------

                                                   Fidelity        Spartan                      PIMCO Total
                                                  Retirement      US Equity         Janus          Return          Janus
                                                   Money Mkt        Index         Worldwide    Administrative     Mercury
                                                     Fund            Fund            Fund           Fund           Fund
                                                     ----            ----            ----           ----           ----
Net assets available as of 1/1/98                $15,201,543     $13,253,271     $ 1,987,510     $ 336,553      $  335,677
                                                 -----------     -----------     -----------     ---------      ----------
Additions:
Employer contribution                              1,066,236         936,426         281,370        53,355         308,426
Employee contribution                                747,676       1,088,071         366,687        48,849         188,420
Rollover and reinstatement contributions             216,663         384,122         164,118        42,104         249,966
Interest and dividend income                         768,051         334,987          13,586        62,320         227,405
Loan interest                                         33,399          25,009           4,548           216           1,787
Net appreciation (depreciation) in fair value             --       3,347,993         512,381        (9,779)        416,966
Other income (expense)                                (3,079)         (2,255)           (290)          (29)           (275)
                                                 -----------     -----------     -----------     ---------      ----------
Total additions                                    2,828,946       6,114,353       1,342,400       197,036       1,392,695
                                                 -----------     -----------     -----------     ---------      ----------

Deductions:
Payments to participants                          (1,641,216)       (754,768)        (90,502)         (397)        (62,296)

Loans:
Loan issuances                                      (245,873)       (213,727)        (38,214)      (10,242)        (34,384)
Loan repayments                                      138,810         103,337          18,965           584           7,133
                                                 -----------     -----------     -----------     ---------      ----------
Net loans                                           (107,063)       (110,390)        (19,249)       (9,658)        (27,251)
                                                 -----------     -----------     -----------     ---------      ----------

Total deductions                                  (1,748,279)       (865,158)       (109,751)      (10,055)        (89,547)
                                                 -----------     -----------     -----------     ---------      ----------

Transfers between funds                              120,825         (88,005)        452,174       346,121       1,659,744
                                                 -----------     -----------     -----------     ---------      ----------

Net increase (decrease)                            1,201,492       5,161,190       1,684,823       533,102       2,962,892

Net assets available as of 12/31//98             $16,403,035     $18,414,461     $ 3,672,333     $ 869,655      $3,298,569
                                                 -----------     -----------     -----------     ---------      -----------

                                                    MAS           PIMCO
                                                   Value      Low Duration   W. R. Berkley    Participant
                                                 Portfolio   Administrative   Common Stock        Loan
                                                    Fund          Fund            Fund            Fund           Total
                                                    ----          ----            ----            ----           -----
Net assets available as of 1/1/98                $ 744,943     $  96,667      $ 8,618,686     $ 3,056,556    $123,245,171
                                                 ---------     ---------      -----------     -----------    ------------
Additions:
Employer contribution                               61,137        20,966          694,523              --       8,522,536
Employee contribution                               95,958        22,055          700,764              --       8,809,239
Rollover and reinstatement contributions            44,170        36,881          105,919              --       2,542,001
Interest and dividend income                       126,824        14,123               72              --       8,426,807
Loan interest                                          914           357           22,810              --         269,580
Net appreciation (depreciation) in fair value     (161,196)        2,106       (1,914,834)             --      11,947,000
Other income (expense)                                 (61)          (16)          (2,092)             --         (21,790)
                                                 ---------     ---------      -----------     -----------    ------------
Total additions                                    167,746        96,472         (392,838)             --      40,495,373
                                                 ---------     ---------      -----------     -----------    ------------

Deductions:
Payments to participants                           (16,380)      (16,779)        (571,127)       (214,369)     (8,594,258)

Loans:
Loan issuances                                     (10,813)       (1,262)        (152,548)      1,985,722              --
Loan repayments                                      3,625         1,463           93,540      (1,104,456)             --
                                                 ---------     ---------      -----------     -----------    ------------
Net loans                                           (7,188)          201          (59,008)        881,266              --
                                                 ---------     ---------      -----------     -----------    ------------

Total deductions                                   (23,568)      (16,578)        (630,135)        666,897      (8,594,258)
                                                 ---------     ---------      -----------     -----------    ------------

Transfers between funds                            (82,634)      193,703        2,042,974              --              --
                                                 ---------     ---------      -----------     -----------    ------------

Net increase (decrease)                             61,544       273,597        1,020,001         666,897      31,901,115

Net assets available as of 12/31//98             $ 806,487     $ 370,264      $ 9,638,687     $ 3,723,453    $155,146,286
                                                 ---------     ---------      -----------     -----------    ------------

                 W. R. Berkley Corporation Profit Sharing Plan
                      For the year ended December 31, 1997


Schedule III - Fund Information for the Statement of Changes in Net Assets Available for Plan Participants


                                                                          Galaxy                         Fidelity        Fidelity
                                                                          Money        Galaxy Large       Advisor     Advisor Growth
                                                           WRBC           Market          Company       Intermediate   Opportunities
                                                           Fund            Fund         Index Fund       Bond Fund         Fund
                                                           ----            ----         ----------       ---------         ----
Net assets available as of 1/1/97                      $      9,048    $ 12,474,123    $  9,074,133    $  4,888,139    $ 27,220,586
                                                       ------------    ------------    ------------    ------------    ------------

Additions:
Employer contribution                                            --           4,448            (187)             --            (124)
Employee contribution                                            --         292,943         376,628         158,480       1,017,881
Rollover and reinstatement contributions                         --          46,983         164,414          36,334         259,726
Dividend income                                                  --              --              --              --              --
Interest income                                                 150         301,569              --         143,509              --
Loan Interest                                                    --          11,966           6,983           4,553          23,684
Net appreciation (depreciation) in fair value                    --              --       1,864,115         (31,729)      3,908,718
Signet Star asset transfer to Plan                               --              --              --              --              --
Other income (expense)                                        1,241         (10,021)        (29,580)        (29,119)          2,866
                                                       ------------    ------------    ------------    ------------    ------------

Total additions                                               1,391         647,888       2,382,373         282,028       5,212,751
                                                       ------------    ------------    ------------    ------------    ------------

Deductions:
Payment to participants                                          --        (525,395)       (313,149)       (123,869)       (658,340)

Loans:
Loan  issuances                                                  --        (100,980)        (88,196)        (48,168)       (354,454)
Loan repayments                                                  --          35,547          31,470          14,582          87,298
                                                       ------------    ------------    ------------    ------------    ------------
Net loans                                                        --         (65,433)        (56,726)        (33,586)       (267,156)
                                                       ------------    ------------    ------------    ------------    ------------

Total deductions                                                 --        (590,828)       (369,875)       (157,455)       (925,496)
                                                       ------------    ------------    ------------    ------------    ------------

Net increase (decrease) prior to interfund transfers          1,391          57,060       2,012,498         124,573       4,287,255
                                                       ------------    ------------    ------------    ------------    ------------

Transfers between funds                                     (10,439)    (12,531,183)    (11,086,631)     (5,012,712)    (31,507,841)
                                                       ------------    ------------    ------------    ------------    ------------

Net increase (decrease)                                      (9,048)    (12,474,123)     (9,074,133)     (4,888,139)    (27,220,586)
                                                       ------------    ------------    ------------    ------------    ------------

Net assets available as of 12/31/97                    $         --    $         --    $         --    $         --    $         --
                                                       ============    ============    ============    ============    ============

                                                          Fidelity        Fidelity        Fidelity
                                                       Advisor Income     Advisor          Advisor        Fidelity
                                                          & Growth        Overseas       Government       Puritan
                                                            Fund            Fund            Fund            Fund
                                                            ----            ----            ----            ----
Net assets available as of 1/1/97                       $ 13,683,577    $  4,793,378    $  4,727,430    $         --
                                                        ------------    ------------    ------------    ------------

Additions:
Employer contribution                                              1            (104)             --       1,091,345
Employee contribution                                        447,425         194,340         129,364         586,435
Rollover and reinstatement contributions                     183,719          34,260          19,985         112,677
Dividend income                                              222,854              --              --       1,077,958
Interest income                                                   --              --         125,297             457
Loan Interest                                                 12,568           3,983           3,978          17,019
Net appreciation (depreciation) in fair value              1,686,796         771,670         (31,105)         54,344
Signet Star asset transfer to Plan                                --              --              --             174
Other income (expense)                                       (29,065)        (30,242)        (29,699)         (1,557)
                                                        ------------    ------------    ------------    ------------

Total additions                                            2,524,298         973,907         217,820       2,938,852
                                                        ------------    ------------    ------------    ------------

Deductions:
Payment to participants                                     (305,103)        (76,989)       (272,707)       (171,622)

Loans:
Loan  issuances                                             (189,805)        (38,905)        (37,086)       (118,735)
Loan repayments                                               46,307          15,360          15,246          66,740
                                                        ------------    ------------    ------------    ------------
Net loans                                                   (143,498)        (23,545)        (21,840)        (51,995)
                                                        ------------    ------------    ------------    ------------

Total deductions                                            (448,601)       (100,534)       (294,547)       (223,617)
                                                        ------------    ------------    ------------    ------------

Net increase (decrease) prior to interfund transfers       2,075,697         873,373         (76,727)      2,715,235
                                                        ------------    ------------    ------------    ------------

Transfers between funds                                  (15,759,274)     (5,666,751)     (4,650,703)     14,946,637
                                                        ------------    ------------    ------------    ------------

Net increase (decrease)                                  (13,683,577)     (4,793,378)     (4,727,430)     17,661,872
                                                        ------------    ------------    ------------    ------------

Net assets available as of 12/31/97                     $         --    $         --    $         --    $ 17,661,872
                                                        ============    ============    ============    ============

                                                                                          Fidelity         Fidelity
                                                          Fidelity                         Equity           Growth
                                                          Magellan        Fidelity         Income          Company
                                                            Fund         Contrafund         Fund            Fund
                                                            ----         ----------         ----            ----
Net assets available as of 1/1/97                       $         --    $         --    $         --    $         --
                                                        ------------    ------------    ------------    ------------

Additions:
Employer contribution                                        232,150       2,073,891         284,170         213,045
Employee contribution                                         99,129       1,254,965         116,227         127,603
Rollover and reinstatement contributions                      84,509          95,917         133,618          47,585
Dividend income                                              113,823       2,666,339         126,648         265,410
Interest income                                                    2             988               2               1
Loan Interest                                                  3,252          37,210           2,865           2,726
Net appreciation (depreciation) in fair value                 50,981         483,975         143,469        (160,275)
Signet Star asset transfer to Plan                         1,564,751             223       1,982,039       2,044,690
Other income (expense)                                           583          (5,192)            426             816
                                                        ------------    ------------    ------------    ------------

Total additions                                            2,149,180       6,608,316       2,789,464       2,541,601
                                                        ------------    ------------    ------------    ------------

Deductions:
Payment to participants                                       (9,028)       (437,576)        (22,917)        (14,925)

Loans:
Loan  issuances                                              (37,017)       (360,732)        (31,724)        (13,507)
Loan repayments                                                7,883         130,943           7,497           5,178
                                                        ------------    ------------    ------------    ------------
Net loans                                                    (29,134)       (229,789)        (24,227)         (8,329)
                                                        ------------    ------------    ------------    ------------

Total deductions                                             (38,162)       (667,365)        (47,144)        (23,254)
                                                        ------------    ------------    ------------    ------------

Net increase (decrease) prior to interfund transfers       2,111,018       5,940,951       2,742,320       2,518,347
                                                        ------------    ------------    ------------    ------------

Transfers between funds                                      907,161      28,557,641       1,099,273         536,001
                                                        ------------    ------------    ------------    ------------

Net increase (decrease)                                    3,018,179      34,498,592       3,841,593       3,054,348
                                                        ------------    ------------    ------------    ------------

Net assets available as of 12/31/97                     $  3,018,179    $ 34,498,592    $  3,841,593    $  3,054,348
                                                        ============    ============    ============    ============

                                                          Fidelity        Fidelity                        Fidelity
                                                        Intermediate     Government       Fidelity          Asset
                                                            Bond         Securities       Overseas         Manager
                                                            Fund            Fund            Fund            Fund
                                                            ----            ----            ----            ----
Net assets available as of 1/1/97                       $         --    $         --    $         --    $         --
                                                        ------------    ------------    ------------    ------------

Additions:
Employer contribution                                        405,785         306,189         382,463          98,080
Employee contribution                                        214,821         148,081         249,487          49,435
Rollover and reinstatement contributions                      24,342          73,643          12,906          46,897
Dividend income                                              173,011         130,632         232,849         130,306
Interest income                                                  157             116             197               1
Loan Interest                                                  6,019           5,599           5,501           1,491
Net appreciation (depreciation) in fair value                 79,428         133,957        (471,425)         26,178
Signet Star asset transfer to Plan                           819,852              --             124       1,555,121
Other income (expense)                                          (495)           (665)           (575)           (372)
                                                        ------------    ------------    ------------    ------------

Total additions                                            1,722,920         797,552         411,527       1,907,137
                                                        ------------    ------------    ------------    ------------

Deductions:
Payment to participants                                     (108,480)        (32,539)        (87,417)           (859)

Loans:
Loan  issuances                                              (43,489)        (62,106)        (58,570)         (6,888)
Loan repayments                                               22,035          19,192          22,225           2,982
                                                        ------------    ------------    ------------    ------------
Net loans                                                    (21,454)        (42,914)        (36,345)         (3,906)
                                                        ------------    ------------    ------------    ------------

Total deductions                                            (129,934)        (75,453)       (123,762)         (4,765)
                                                        ------------    ------------    ------------    ------------

Net increase (decrease) prior to interfund transfers       1,592,986         722,099         287,765       1,902,372
                                                        ------------    ------------    ------------    ------------

Transfers between funds                                    3,998,593       4,084,668       4,722,958         (10,178)
                                                        ------------    ------------    ------------    ------------

Net increase (decrease)                                    5,591,579       4,806,767       5,010,723       1,892,194
                                                        ------------    ------------    ------------    ------------

Net assets available as of 12/31/97                     $  5,591,579    $  4,806,767    $  5,010,723    $  1,892,194
                                                        ============    ============    ============    ============

                                                          Fidelity         Fidelity        Spartan
                                                         Diversified      Retirement      US Equity         Janus
                                                        International     Money Mkt         Index         Worldwide
                                                            Fund          Portfolio         Fund            Fund
                                                            ----          ---------         ----            ----
Net assets available as of 1/1/97                       $         --    $         --    $         --    $         --
                                                        ------------    ------------    ------------    ------------

Additions:
Employer contribution                                         41,935       1,129,327         844,815         148,103
Employee contribution                                         29,706         418,771         515,313          82,929
Rollover and reinstatement contributions                      10,176         155,350         146,964          60,801
Dividend income                                                7,070         397,039         147,324         120,974
Interest income                                                    1          (2,371)            371              --
Loan Interest                                                    455          16,543          10,777             805
Net appreciation (depreciation) in fair value                 (8,692)             --         919,716        (132,487)
Signet Star asset transfer to Plan                           106,761         539,592              --              --
Other income (expense)                                          (722)         (2,002)         (1,506)           (102)
                                                        ------------    ------------    ------------    ------------

Total additions                                              186,690       2,652,249       2,583,774         281,023
                                                        ------------    ------------    ------------    ------------

Deductions:
Payment to participants                                       (5,797)       (521,787)       (315,341)         (5,536)

Loans:
Loan  issuances                                                   --        (138,503)        (98,330)        (13,370)
Loan repayments                                                1,314          52,808          37,814           3,209
                                                        ------------    ------------    ------------    ------------
Net loans                                                      1,314         (85,695)        (60,516)        (10,161)
                                                        ------------    ------------    ------------    ------------

Total deductions                                              (4,483)       (607,482)       (375,857)        (15,697)
                                                        ------------    ------------    ------------    ------------

Net increase (decrease) prior to interfund transfers         182,207       2,044,767       2,207,917         265,326
                                                        ------------    ------------    ------------    ------------

Transfers between funds                                       55,711      13,156,776      11,045,354       1,722,184
                                                        ------------    ------------    ------------    ------------

Net increase (decrease)                                      237,918      15,201,543      13,253,271       1,987,510
                                                        ------------    ------------    ------------    ------------

Net assets available as of 12/31/97                     $    237,918    $ 15,201,543    $ 13,253,271    $  1,987,510
                                                        ============    ============    ============    ============

                                                          PIMCO Total                                        PIMCO
                                                             Return          Janus             MAS        Low Duration
                                                         Administrative     Mercury           Value      Administrative
                                                              Fund            Fund          Portfolio         Fund
                                                              ----            ----          ---------         ----
Net assets available as of 1/1/97                         $         --    $         --    $         --    $         --
                                                          ------------    ------------    ------------    ------------

Additions:
Employer contribution                                           25,074          32,005          51,720           5,328
Employee contribution                                            5,862          16,951          17,887           2,541
Rollover and reinstatement contributions                         1,641          35,763          10,582          36,785
Dividend income                                                 12,212          30,762          63,077           1,990
Interest income                                                     --              --              --              --
Loan Interest                                                       44             125             141              50
Net appreciation (depreciation) in fair value                   (2,444)        (30,340)        (62,464)            102
Signet Star asset transfer to Plan                                  --              --              --              --
Other income (expense)                                              (7)            (24)            (19)            (14)
                                                          ------------    ------------    ------------    ------------

Total additions                                                 42,382          85,242          80,924          46,782
                                                          ------------    ------------    ------------    ------------

Deductions:
Payment to participants                                             --             (59)             --              --

Loans:
Loan  issuances                                                 (1,954)         (1,693)           (732)         (3,820)
Loan repayments                                                    109             546             380             183
                                                          ------------    ------------    ------------    ------------
Net loans                                                       (1,845)         (1,147)           (352)         (3,637)
                                                          ------------    ------------    ------------    ------------

Total deductions                                                (1,845)         (1,206)           (352)         (3,637)
                                                          ------------    ------------    ------------    ------------

Net increase (decrease) prior to interfund transfers            40,537          84,036          80,572          43,145
                                                          ------------    ------------    ------------    ------------

Transfers between funds                                        296,016         251,641         664,371          53,522
                                                          ------------    ------------    ------------    ------------

Net increase (decrease)                                        336,553         335,677         744,943          96,667
                                                          ------------    ------------    ------------    ------------

Net assets available as of 12/31/97                       $    336,553    $    335,677    $    744,943    $     96,667
                                                          ============    ============    ============    ============


                                                         W. R. Berkley   Participant
                                                         Common Stock        Loan
                                                             Fund            Fund            Total
                                                             ----            ----            -----
Net assets available as of 1/1/97                        $  5,639,544    $  1,718,271    $ 84,228,229
                                                         ------------    ------------    ------------

Additions:
Employer contribution                                         709,215              --       8,078,674
Employee contribution                                         565,518              --       7,118,722
Rollover and reinstatement contributions                      211,404              --       2,046,981
Dividend income                                                34,017              --       5,954,295
Interest income                                                 1,920              --         572,367
Loan Interest                                                  17,970              --         196,307
Net appreciation (depreciation) in fair value               1,805,884              --      10,998,372
Signet Star asset transfer to Plan                                173         184,889       8,798,389
Other income (expense)                                        (83,427)             --        (248,473)
                                                         ------------    ------------    ------------

Total additions                                             3,262,674         184,889      43,515,634
                                                         ------------    ------------    ------------

Deductions:
Payment to participants                                      (291,059)       (198,198)     (4,498,692)

Loans:
Loan  issuances                                              (190,508)      2,039,272              --
Loan repayments                                                60,830        (687,678)             --
                                                         ------------    ------------    ------------
Net loans                                                    (129,678)      1,351,594              --
                                                         ------------    ------------    ------------

Total deductions                                             (420,737)      1,153,396      (4,498,692)
                                                         ------------    ------------    ------------

Net increase (decrease) prior to interfund transfers        2,841,937       1,338,285      39,016,942
                                                         ------------    ------------    ------------

Transfers between funds                                       137,205              --              --
                                                         ------------    ------------    ------------

Net increase (decrease)                                     2,979,142       1,338,285      39,016,942
                                                         ------------    ------------    ------------

Net assets available as of 12/31/97                      $  8,618,686    $  3,056,556    $123,245,171
                                                         ============    ============    ============


For 1997 all investment elections were made by the participants.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        W. R. BERKLEY CORPORATION


                                        By     WILLIAM R. BERKLEY
                                           -----------------------------
                                               William R. Berkley
                                               Chairman of the Board and
                                               Chief Executive Officer

June 20, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
W.R. Berkley Corporation:

We consent to incorporation by reference in Registration Statement No. 33-88640 on Form S-8 of W.R. Berkley Corporation of our report dated April 9, 1999, relating to the statements of net assets available for plan participants of the W.R. Berkley Corporation Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan participants for each of the years in the three-year period ended December 31, 1998, and all related schedules, which report appears in the December 31, 1998 annual report on Form 11-K of the Plan.



                                              KPMG LLP



New York, New York
June 21, 1999